EXHIBIT 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Earnings include income before income taxes plus fixed charges less capitalized interest. Fixed charges include interest and one-third of rent expense (representing the estimated interest component of operating leases). While operating during the Chapter 11 Cases, the Company is stayed from paying interest on pre-petition indebtedness. During such time as the Company is operating under Chapter 11, it will only report interest expense to the extent that such interest will be paid during the Chapter 11 Proceedings at the direction of the Bankruptcy Court. Additionally, the Company intends to reject certain operating leases during the Chapter 11 Cases and thus, rent expense will be reduce using the protection afforded to the Company under the Bankruptcy Code. Therefore, operating as a debtor in possession, the dollar deficiency in earnings to fixed charges would be approximately $197.7 million for the period ended September 30, 1998. If the Company was not operating as a debtor in possession under Chapter 11 of the US Bankruptcy Code, the dollar deficiency in earnings to fixed charges would be approximately $207.7 million for the period ended September 30, 1998.